HB

VF 3-12-02

02019749

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
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MAR 0 1 2002

| SEC FILE NUMBER |
|---|
| 25622 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valoec Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SIX EAST 43RD STREET, 19TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GAY V. LAND (212) 599-1707
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name — if individual, state last, first, middle name)

622 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017-6701 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

# OATH OR AFFIRMATION

I, GAY V. LAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALSEC CORPORATION, as of DECEMBER 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARYANN BUCALO
Notary Public, State Of New York
No. 01BU4717773
Qualified In Kings County
Commission Expires October 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VALSEC CORPORATION

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

**CONTENTS**

Marks Paneth & Shron LLP
*Certified Public Accountants and Consultants*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Valsec Corporation

We have audited the statement of financial condition of Valsec Corporation as of December 31, 2001, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Valsec Corporation at December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental information contained on Pages 7, 8, 9 and 10 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

**New York, NY**
**January 31, 2002**

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
*Associated worldwide with Jeffreys Henry International*

**VALSEC CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2001**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $14,475 |
| Investment in NASDAQ Stock Market, Inc. | | 3,300 |
| | | $17,775 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | | $2,653 |
| Stockholder note payable | | 3,300 |
| | | $5,953 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1.00 par value; authorized 1,000 shares, issued and outstanding 100 shares | $100 | |
| Capital in excess of par value | 10,400 | |
| Retained earnings | 1,322 | 11,822 |
| | | $17,775 |

See notes to financial statements.

## VALSEC CORPORATION

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| REVENUE | | |
| Interest income | | $187 |
| Management fee income | | 5,400 |
| Total Revenue | | 5,587 |
| EXPENSES | | |
| General and administrative expenses | $2,304 | |
| Interest | 198 | |
| Professional fees | 3,785 | |
| Total Expenses | | 6,287 |
| NET LOSS | | $(700) |

See notes to financial statements.

## VALSEC CORPORATION

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $(700) |
| Adjustments to reconcile net income to net cash (used) by operating activities: | |
| Decrease in accounts payable and accrued liabilities | (1,368) |
| Decrease in receivable | 1,139 |
| Net Cash Provided by Operating Activities | (929) |
| CASH AND CASH EQUIVALENTS | |
| Beginning of year | 15,404 |
| End of year | 14,475 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOWS | |
| Amounts paid for: | |
| Interest | $345 |
| Income taxes | $None |

See notes to financial statements.

**VALSEC CORPORATION**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**YEAR ENDED DECEMBER 31, 2001**

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance January 1, 2001 | $100 | $10,400 | $2,022 | $12,522 |
| Net loss | -- | -- | (700) | (700) |
| Balance December 31, 2001 | $100 | $10,400 | $1,322 | $11,822 |

See notes to financial statements.

**VALSEC CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2001**

1. DESCRIPTION OF BUSINESS

The Company is a licensed securities broker-dealer. It provides services as such to various affiliated entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ.

3. INVESTMENT IN NASDAQ STOCK MARKET, INC.

The Company owns 300 warrants to buy shares of the NASDAQ Stock Market, Inc., a privately held company which owns and operates the eponymous stock market. Each warrant entitles the holder to buy one share of the NASDAQ Stock Market, Inc. for $13 during the one-year period beginning June 28, 2002, another share at $14 for the one-year period beginning June 28, 2003, a third share at $15 for the one-year period beginning June 28, 2004, and a fourth at $16 for the one-year period beginning June 28, 2005. The warrants are not readily marketable; consequently, they are carried at cost in the statement of financial condition.

4. STOCKHOLDER NOTE PAYABLE

The note payable to the Company's stockholder is due on December 31, 2002. The note bears interest at 6% per annum payable at maturity.

## 5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital computed in accordance with this rule was $8,522, as compared to a minimum requirement of $5,000; the ratio of net capital to aggregate indebtedness was 1.4 to 1.

## 6. INCOME TAXES

The Company has available approximately $1,000 in net operating loss carryovers, which begin to expire in 2005, to offset future taxable income. These carryovers would tentatively give rise to a deferred tax asset of approximately $150. This asset has been offset with a valuation allowance because of the uncertainty that the carryovers will be utilized. The valuation allowance was increased by $105 during the year ended December 31, 2001.

## 7. RELATED PARTY TRANSACTIONS

Management fee income was derived from a corporation related to the company through common ownership. $0 due from the corporation is included in accounts receivable.

During 2001 the company borrowed $3,300 under a note payable to the Company's stockholder. This note remains payable at year end.

## VALSEC CORPORATION

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2001

| | |
|---|---|
| CREDITS | |
| Stockholder's equity | $11,822 |
| Less nonallowable assets: | |
| Receivable from a related party | 0 |
| Investment in NASDAQ Stock Market, Inc. | (3,300) |
| NET CAPITAL | 8,522 |
| MINIMUM NET CAPITAL REQUIRED | |
| $5,000, or 6-2/3% or aggregate indebtedness of $5,953, whichever is greater | 5,000 |
| EXCESS NET CAPITAL | $3,522 |

**VALSEC CORPORATION**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**

**DECEMBER 31, 2001**

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable to Valsec Corporation at December 31, 2001.

## VALSEC CORPORATION

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2001

There are no items to report which would be a violation of Rule 15c3-3 requirement to reduce securities to possession or control. The reporting broker/dealer does not hold funds or securities for, or owe money or securities to customers.

**VALSEC CORPORATION**

**STATEMENT PURSUANT TO RULE 17a-5(d)(4)**

**DECEMBER 31, 2001**

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as reported in the accompanying auditors' report and as reported by Valsec Corporation in Part IIA of Form X-17A-5 for the quarter ended December 31, 2001.

# VALSEC CORPORATION

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

Marks Paneth & Shron LLP
*Certified Public Accountants and Consultants*

Board of Directors
Valsec Corporation

In planning and performing our audit of the financial statements of Valsec Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
*Associated worldwide with Jeffreys Henry International*

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Marks Paneth & Shron LLP

New York, NY
January 31, 2002

MA\FORMS\PANETH